CARISMA THERAPEUTICS INC.

3675 Market Street, Suite 200

Philadelphia, PA 19104

April 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carisma Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-271296
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Carisma Therapeutics Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-271296), so that it may become effective at 4:30 p.m. Eastern Time on May 2, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

CARISMA THERAPEUTICS INC.

By:	/s/ Steven Kelly
Name:	Steven Kelly
Title:	President and Chief Executive Officer

cc:	Brian A. Johnson
Wilmer Cutler Pickering Hale and Dorr LLP